Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-142443

October 26, 2007

CROSS MATCH TECHNOLOGIES, INC.

Free Writing Prospectus

Preliminary Financial Results for the Quarter Ended September 30, 2007

Cross Match Technologies, Inc. is providing the following updated information in connection with its initial public offering of 9,420,290 shares of common stock.

Cross Match is in the process of finalizing the financial results for the quarter ended September 30, 2007, and therefore final results are not yet available. The Company is providing preliminary expectations to certain operating results for the quarter ended September 30, 2007. These preliminary expectations are subject to final review by Cross Match’s management and independent certified public accounting firm. This review could result in changes to the preliminary expectations indicated below.

Cross Match expects total revenue to range between $21 and $22 million for the third quarter ended September 30, 2007, compared to total revenue of $21.6 million for the third quarter ended September 30, 2006. The Company expects third quarter 2007 gross profit margin of approximately 55%, compared to 47.8% for the same period in 2006. The Company expects to report cash and cash equivalents of approximately $23 million as of September 30, 2007, representing an increase from the second quarter ending balance of $20.6 million.

In recent filings with the U.S. Securities and Exchange Commission, Cross Match reported total revenue of $46.9 million and gross profit of $25.2 million, or 53.7% percent of revenue, for the first half of 2007. This compares to total revenue of $36.2 million and gross profit of $17.7 million, or 48.9% of revenue for the first half of 2006.

Operating results for the third quarter ended September 30, 2007 are not necessarily indicative of the results to be expected in future periods.

The foregoing expectations constitute forward-looking statements. This information should be read in conjunction with the information contained in Cross Match’s latest Registration Statement on Form S-1 (Amendment No. 7), filed with the Securities and Exchange Commission on October 24, 2007, and specifically in conjunction with the Company’s financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations included therein and with the discussion of forward-looking statements included therein under the caption “Forward-Looking Statements.” Cross Match cannot assure you that the final results for the quarter ended September 30, 2007 will be consistent with the foregoing expectations.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, WR Hambrecht + Co will arrange to send you the prospectus if you request it by calling toll-free 1-800-OPEN-IPO (800-673-6476). The prospectus can also be accessed through the following link http://www.sec.gov/Archives/edgar/data/1397197/000119312507224033/ds1a.htm. The information in this free writing prospectus supplements and updates the information contained in the prospectus.